APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Balance Gym Foggy Bottom LLC
Profit and Loss
January - December 2022

	Total		
	Foggy Bottom	**Capitol Hill**	**Total**
Income			
Billable Expense Income	0.00	0.00	0.00
Crossfit	194,860.07	0.00	194,860.07
Discounts & Comps	-10,503.98	0.00	-10,503.98
Fees	27,659.00	0.00	27,659.00
Fees- Enhancement	35,731.84	0.00	35,731.84
Guest Passes	22,725.85	0.00	22,725.85
Manager Comps	-4,688.57	0.00	-4,688.57
Memberships- EFT	823,368.66	0.00	823,368.66
Memberships- Short Term	53,721.11	0.00	53,721.11
Other Gym Activities	-3,143.14	0.00	-3,143.14
Personal Training	107,213.41	0.00	107,213.41
Personal Training- Right Start	3,127.02	0.00	3,127.02
Pool Rental	0.00	0.00	0.00
Prepaid Final Month	68,855.92	0.00	68,855.92
Pro Shop Revenue	8,999.96	0.00	8,999.96
Referral Credit	-599.4	0.00	-599.40
Room Rental	75,671.00	0.00	75,671.00
Unapplied Cash Payment Income	-501	0.00	-501.00
Total Income	**$1,402,497.75**	**$0.00**	**$1,402,497.75**
Cost of Goods Sold			
Corporate Classes	15,442.46	0.00	15,442.46
CrossFit Trainers	45,565.00	0.00	45,565.00
Group Ex	17,685.00	0.00	17,685.00
Personal Trainers	59,866.09	0.00	59,866.09
Personal Training Bonuses	4,071.80	0.00	4,071.80
Sales Commissions	34,656.91	0.00	34,656.91
Total Cost of Goods Sold	**$177,287.26**	**$0.00**	**$177,287.26**
Gross Profit	**$1,225,210.49**	**$0.00**	**$1,225,210.49**
Expenses			
Advertising & Marketing	57,253.57	0.00	57,253.57
Bank Service Charges	1,909.22	0.00	1,909.22
Facility Expenses	10,041.26	0.00	10,041.26
Insurance Expense	15,929.84	0.00	15,929.84
Leased Equipment	1,208.92	0.00	1,208.92
Licenses	4,000.00	0.00	4,000.00
Management Fee	64,000.00	0.00	64,000.00

Merchant Service Fees	39,045.47	0.00	39,045.47
MOSO Hosting Fees	17,061.68	0.00	17,061.68
Other General & Admin Expenses	12,825.62	0.00	12,825.62
Personnel Expenses (deleted)	27,878.20	0.00	27,878.20
Personnel- Cleaning	213,271.58	0.00	213,271.58
Personnel- Corporate Services	9,792.65	0.00	9,792.65
Personnel- Front Desk		0.00	0.00
Personnel- Health Insurance	-5,943.02	0.00	-5,943.02
Personnel- Management	128,367.54	0.00	128,367.54
Personnel- Reimbursements	20	0.00	20.00
Personnel- Sales	97,822.89	0.00	97,822.89
Personnel- Social Media	5,923.74	0.00	5,923.74
Personnel- Taxes and Fees	55,029.09	0.00	55,029.09
Professional Fees	31,435.50	0.00	31,435.50
Rent Expense	275,000.00	0.00	275,000.00
Repairs & Maintenance	9,281.03	0.00	9,281.03
Repairs & Maintenance- Equipment	2,287.25	0.00	2,287.25
Repairs & Maintenance- Facility	-728.97	0.00	-728.97
Repairs & Maintenance- Pool	30,896.75	0.00	30,896.75
Software Expenses	16,256.60	0.00	16,256.60
Supplies	8,514.09	0.00	8,514.09
Supplies- Cleaning	18,926.02	0.00	18,926.02
Supplies- De Minimis Equipment	257.96	0.00	257.96
Supplies- Pro Shop	16,827.82	0.00	16,827.82
Worker's Comp Insurance	3,460.51	0.00	3,460.51
Total Expenses	**$1,167,852.81**	**$0.00**	**$1,167,852.81**
Net Operating Income	**$57,357.68**	**$0.00**	**$57,357.68**
Other Income			
Other Miscellaneous Income	346,269.87	0.00	346,269.87
PPP Forgiveness	98,549.45	0.00	98,549.45
Total Other Income	**$444,819.32**	**$0.00**	**$444,819.32**
Other Expenses			
Bad Debt	6,992.38	0.00	6,992.38
Depreciation Expense	51,876.47	0.00	51,876.47
Interest Expense	57,012.91	0.00	57,012.91
Loan Origination Fee	0.00	0.00	0.00
Other Miscellaneous Expense	0.00	0.00	0.00
Other Taxes	610.36	0.00	610.36
Penalties & Late Fees	341.35	0.00	341.35
Total Other Expenses	**$116,833.47**	**$0.00**	**$116,833.47**
Net Other Income	**$327,985.85**	**$0.00**	**$327,985.85**
Net Income	**$385,343.53**	**$0.00**	**$385,343.53**

Tuesday, Mar 19, 2024 10:55:24 AM GMT-7 - Cash Basis

Balance Gym Foggy Bottom LLC
Balance Sheet
As of December 31, 2022

	Total		
	Foggy Bottom	**Capitol Hill**	**Total**
ASSETS			
Current Assets			
Bank Accounts			
Premier Bank Operating	-1,068.48	0.00	-1,068.48
Total Bank Accounts	**-$1,068.48**	**$0.00**	**-$1,068.48**
Other Current Assets			
Credit Cards in Transit	9,402.50	0.00	9,402.50
Drawer	100.00	0.00	100.00
Employee Receivable	0.00	0.00	0.00
Fraudulent Check	9,488.87	0.00	9,488.87
Mark Crick Loan	15,000.00	0.00	15,000.00
Merchant Reserves	1,619.95	0.00	1,619.95
Total Other Current Assets	**$35,611.32**	**$0.00**	**$35,611.32**
Total Current Assets	**$34,542.84**	**$0.00**	**$34,542.84**
Fixed Assets			
Equipment	23,607.36	0.00	23,607.36
Furniture & Equipment	578.66	0.00	578.66
Leasehold Improvements	148,571.71	0.00	148,571.71
Navitas Equipment	58,061.48	0.00	58,061.48
Total Fixed Assets	**$230,819.21**	**$0.00**	**$230,819.21**
Other Assets			
Navitas Security Deposit	2,275.68	0.00	2,275.68
Total Other Assets	**$2,275.68**	**$0.00**	**$2,275.68**
TOTAL ASSETS	**$267,637.73**	**$0.00**	**$267,637.73**
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Credit Cards			
Chase Credit Card	49,422.69	0.00	49,422.69
Hilton Honors Business Card-010	0.00	0.00	0.00
Total Credit Cards	**$49,422.69**	**$0.00**	**$49,422.69**
Other Current Liabilities			
Intercompany Loans	-377,327.77	0.00	-377,327.77
Office of Tax & Revenue Payable	7,479.41	0.00	7,479.41
Other Current Liabilities	21,978.70	0.00	21,978.70
Payroll Payable	810.42	0.00	810.42

Total Other Current Liabilities	**-$347,059.24**	**$0.00**	**-$347,059.24**
Total Current Liabilities	**-$297,636.55**	**$0.00**	**-$297,636.55**
Long-Term Liabilities			
Business Backer	72,604.77	0.00	72,604.77
Centra Funding	3,947.70	0.00	3,947.70
Deferred Rent	0.00	0.00	0.00
Fairmont Hotel	0.00	0.00	0.00
Loan	31,500.00	0.00	31,500.00
Navitas Lease	62,499.81	0.00	62,499.81
OnDeck Loan	0.00	0.00	0.00
Pawnee Equipment Loan	0.00	0.00	0.00
Thomas Circle Equipment (deleted)	3,022.48	0.00	3,022.48
Total Long-Term Liabilities	**$196,574.76**	**$0.00**	**$196,574.76**
Total Liabilities	**-$101,061.79**	**$0.00**	**-$101,061.79**
Equity			
Balance Holding Company 100% Equity	-16,644.01	0.00	-16,644.01
Retained Earnings	385,343.53	0.00	385,343.53
Net Income	0.00	0.00	0.00
Total Equity	**$368,699.52**	**$0.00**	**$368,699.52**
TOTAL LIABILITIES AND EQUITY	**$267,637.73**	**$0.00**	**$267,637.73**

Balance Gym Foggy Bottom LLC
Profit and Loss
January - December 2023

	Total		
	Foggy Bottom	**Capitol Hill**	**Total**
Income			
Billable Expense Income	-63.7	0.00	-63.70
Crossfit	211,049.58	0.00	211,049.58
Discounts & Comps	-2,291.90	-280.17	-2,572.07
Fees	17,381.00	8,085.00	25,466.00
Fees- Enhancement	33,051.85	11,833.30	44,885.15
Guest Passes	22,069.45	6,366.37	28,435.82
Manager Comps	-24,549.21	-6,935.15	-31,484.36
Memberships- EFT	776,756.53	549,709.24	1,326,465.77
Memberships- Short Term	54,927.14	48,249.04	103,176.18
Other Gym Activities	14,941.56	12,992.60	27,934.16
Personal Training	227,329.55	160,191.41	387,520.96
Personal Training- Right Start	5,508.00	1,766.01	7,274.01
Pool Rental	3,500.00	0.00	3,500.00
Prepaid Final Month	35,708.28	21,132.08	56,840.36
Pro Shop Revenue	10,032.79	5,121.98	15,154.77
Referral Credit	-1,015.68	0.00	-1,015.68
Room Rental	43,920.00	3,074.50	46,994.50
Unapplied Cash Payment Income	0.00	0.00	0.00
Total Income	**$1,428,255.24**	**$821,306.21**	**$2,249,561.45**
Cost of Goods Sold			
Corporate Classes	9,710.00	0.00	9,710.00
CrossFit Trainers	44,072.50	0.00	44,072.50
Group Ex	23,590.00	36,725.00	60,315.00
Personal Trainers	155,825.34	49,808.02	205,633.36
Personal Training Bonuses	11,654.58	5,164.96	16,819.54
	0.00	54,920.58	54920.58
Sales Commissions	29,998.41	18,296.80	48,295.21
Total Cost of Goods Sold	**$274,850.83**	**$164,915.36**	**$439,766.19**
Gross Profit	**$1,153,404.41**	**$656,390.85**	**$1,809,795.26**
Expenses			
Advertising & Marketing	25,740.10	7,140.72	32,880.82
Bank Service Charges	3,556.46	1,081.61	4,638.07
Facility Expenses	8,794.13	7,703.05	16,497.18
Insurance Expense	19,771.34	11,863.92	31,635.26
Leased Equipment	183.51	0.00	183.51
Licenses	8,608.00	0.00	8,608.00

Management Fee	56,941.18	0.00	56,941.18
Merchant Service Fees	43,755.78	23,727.14	67,482.92
MOSO Hosting Fees	21,692.47	15,169.68	36,862.15
Other General & Admin Expenses	8,091.35	4,212.99	12,304.34
Personnel Expenses (deleted)	0.00	2,261.96	2261.96
Personnel- Cleaning	171,270.49	104,702.62	275,973.11
Personnel- Corporate Services	30,415.38	22,138.05	52,553.43
Personnel- Front Desk	6,188.52	0.00	6,188.52
Personnel- Health Insurance	42,586.85	5,380.80	47,967.65
Personnel- Management	191,949.33	39,541.43	231,490.76
Personnel- Reimbursements	1,424.39	623.14	2,047.53
Personnel- Sales	94,511.45	112,760.97	207,272.42
Personnel- Social Media	9,926.67	8,126.68	18,053.35
Personnel- Taxes and Fees	66,079.57	35,856.05	101,935.62
Professional Fees	10,000.00	0.00	10,000.00
Rent Expense	220,000.00	153,818.19	373,818.19
Repairs & Maintenance	13,634.51	19,563.34	33,197.85
Repairs & Maintenance- Equipment	0.00	0.00	0.00
Repairs & Maintenance- Facility	0.00	0.00	0.00
Repairs & Maintenance- Pool	33,927.39	0.00	33,927.39
Software Expenses	18,159.53	13,125.61	31,285.14
Supplies	8,087.60	1,653.75	9,741.35
Supplies- Cleaning	24,821.93	11,121.03	35,942.96
Supplies- De Minimis Equipment	0.00	0.00	0.00
Supplies- Pro Shop	11,559.60	12,238.91	23,798.51
Utilities	0.00	111,539.28	111539.28
Worker's Comp Insurance	5,401.70	7,361.50	12,763.20
Total Expenses	**$1,157,079.23**	**$732,712.42**	**$1,889,791.65**
Net Operating Income	**-$3,674.82**	**-$76,321.57**	**-$79,996.39**
Other Income			
Other Miscellaneous Income	188.37	23,844.89	24,033.26
PPP Forgiveness	0.00	0.00	0.00
Total Other Income	**$188.37**	**$23,844.89**	**$24,033.26**
Other Expenses			
Bad Debt	8,100.60	1,696.41	9,797.01
Depreciation Expense	49,233.72	0.00	49,233.72
Interest Expense	54,662.11	3,119.28	57,781.39
Loan Origination Fee	325	0.00	325.00
Other Miscellaneous Expense	14.2	0.00	14.20
Other Taxes	50.99	0.00	50.99
Penalties & Late Fees	120	0.00	120.00
Total Other Expenses	**$112,506.62**	**$4,815.69**	**$117,322.31**
Net Other Income	**-$112,318.25**	**$19,029.20**	**-$93,289.05**

Net Income		-$115,993.07	-$57,292.37	-$173,285.44

Balance Fitness Holdings
Balance Sheet
As of December 31, 2023

	Total		
	Foggy Bottom	**Capitol Hill**	**Total**
ASSETS			
Current Assets			
Bank Accounts			
Premier Bank Operating	3,275.54	-4,416.29	-1,140.75
Total Bank Accounts	**$3,275.54**	**-$4,416.29**	**-$1,140.75**
Other Current Assets			
Credit Cards in Transit	8,741.03	30,610.27	39,351.30
Drawer	100.00	0.00	100.00
Employee Receivable	637.08	0.00	637.08
Fraudulent Check	9,488.87	0.00	9,488.87
Mark Crick Loan	15,000.00	0.00	15,000.00
Merchant Reserves	310.24	-1,210.06	-899.82
Total Other Current Assets	**$34,277.22**	**$29,400.21**	**$63,677.43**
Total Current Assets	**$37,552.76**	**$24,983.92**	**$62,536.68**
Fixed Assets			
Equipment	100,605.17	0.00	100,605.17
Furniture & Equipment	44.54	45,000.00	45,044.54
Leasehold Improvements	133,826.76	6,200.00	140,026.76
Navitas Equipment	36,288.32	0.00	36,288.32
Total Fixed Assets	**$270,764.79**	**$51,200.00**	**$321,964.79**
Other Assets			
Goodwill	0.00	125,932.00	125,932.00
Intangible Assets	0.00	5,000.00	5,000.00
Navitas Security Deposit	2,275.68	0.00	2,275.68
Total Other Assets	**$2,275.68**	**$130,932.00**	**$133,207.68**
TOTAL ASSETS	**$310,593.23**	**$207,115.92**	**$517,709.15**
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Credit Cards			
American Express	0.00	33,252.23	33,252.23
Chase Credit Card	55,434.02	0.00	55,434.02
Hilton Honors Business Card-010	2,989.93	0.00	2,989.93
Total Credit Cards	**$58,423.95**	**$33,252.23**	**$91,676.18**
Other Current Liabilities			
Capitol Hill Purchase Payables	0.00	69,273.94	69,273.94

Intercompany Loans	-341,405.76	51,543.25	-289,862.51
Office of Tax & Revenue Payable	50,889.19	38,476.87	89,366.06
Other Current Liabilities	21,978.70	0.00	21,978.70
Payroll Payable	0.00	0.00	0.00
Total Other Current Liabilities	**-$268,537.87**	**$159,294.06**	**-$178,517.75**
Total Current Liabilities	**-$210,113.92**	**$192,546.29**	**-$86,841.57**
Long-Term Liabilities			
Biz2Credit Loan	0.00	61,625.00	61,625.00
Business Backer	0.00	0.00	0.00
Centra Funding	914.40	0.00	914.40
Deferred Rent	25,000.00	0.00	25,000.00
Fairmont Hotel	23,000.00	0.00	23,000.00
Loan	31,500.00	0.00	31,500.00
Navitas Lease	36,001.04	0.00	36,001.04
OnDeck Loan	61,739.63	0.00	61,739.63
Paul London Payable	0.00	10,237.00	10,237.00
Pawnee Equipment Loan	86,823.15	0.00	86,823.15
Thomas Circle Equipment (deleted)	3,022.48	0.00	3,022.48
Total Long-Term Liabilities	**$268,000.70**	**$71,862.00**	**$339,862.70**
Total Liabilities	**$57,886.78**	**$264,408.29**	**$253,021.13**
Equity			
Balance Holding Company 100% Equity	368,699.52	0.00	368,699.52
Retained Earnings	0.00	0.00	0.00
Net Income	-115,993.07	-57,292.37	-173,285.44
Total Equity	**$252,706.45**	**-$57,292.37**	**-$115,993.07**
TOTAL LIABILITIES AND EQUITY	**$310,593.23**	**$207,115.92**	**$517,709.15**

I, mark crick, certify that:

1. The financial statements of Balance Fitness Holdings LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Balance Fitness Holdings LLC has not been included in this Form as Balance Fitness Holdings LLC was formed on 02/01/2023 and has not filed a tax return to date.

Signature   _____

Name: mark crick

Title: CEO